UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14974

THOMSON

46, quai Alphonse Le Gallo

92100 Boulogne-Billancourt

France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Carole Jais
	Name:	Carole Jais
Date: December 22, 2009	Title:	Corporate Secretary

PRESS RELEASE

Thomson’s Restructuring Plan is approved by all
Creditors’ committees

Next step will be the Shareholders’ Meeting on 27 January 2010

Paris, 22 December 2009  Thomson S.A. (The Company) (Euronext 18453; NYSE: TMS) announces that the committee of Thomson’s noteholders (Noteholders’ committee), which was convened today under the aegis of the Administrateur Judiciaire’s office, voted to approve the Restructuring Plan made public by Thomson on 9 December 2009.

The Noteholders’ committee approved the Restructuring Plan at 98.8%.

All creditors’ committees (Suppliers, Lenders and Noteholders) have now approved the Restructuring Plan. Following this important milestone and consistent with the previously announced calendar, the Restructuring Plan will now be submitted for approval to the shareholders at the Ordinary and Extraordinary Shareholders’ Meeting to be convened on 27 January 2010 (First call: 19 January 2010).

Thomson’s sauvegarde proceeding is expected to be concluded by February 2010.

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Thomson is a company listed on NYSE Euronext Paris and NYSE stock exchanges. Detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's public statements and reports (information réglementée) and Thomson’s filings with U.S. Securities and Exchange Commission.

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About Thomson:

Thomson (Euronext Paris: 18453; NYSE: TMS) is a worldwide leader of services to content creators. http://www.thomson.net

Press contacts: 33 (0)1 41 86 53 93

thomsonpressoffice@thomson.net

Investor relations: 33 (0)1 41 86 55 95

investor.relations@thomson.net